Exhibit 99.88

SLR International Corporation 1658 Cole Blvd, Suite 100, Lakewood, Colorado, 80401

December 12, 2025

Consent of SLR International Corporation

The undersigned hereby consents to the filing of the following technical report titled:

(i)       “NI 43-101 Technical Report for the Patterson Lake Property, Northern Saskatchewan, Canada” with an effective date November 20, 2023, dated January 25, 2023,

which is included in this registration statement on Form 40-F being filed by F3 Uranium Corp. with the United States Securities and Exchange Commission.

Regards,

SLR International Corporation

/s/ Grant A. Malensek

Grant A. Malensek, P.Eng. Technical Director – U.S. Mining Advisory

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